June 29, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Cara Lubit Robert Klein Sonia Bednarowski John Dana Brown

Re:	Fusion Acquisition Corp. Registration Statement on Form S-4 Filed June 9, 2021 CIK No. 0001807846

Ladies and Gentlemen:

On behalf of our client, Fusion Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s Responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on June 9, 2021 (the “Registration Statement”), contained in the Staff’s letter dated June 24, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s Responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s Response. All page references in the Responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors

The legal and regulatory regimes governing certain of our products and services, page 55

1.	We note your disclosure on page 56 that you anticipate making certain digital asset-related products or services available to your customers through one or more regulated partners and that, “[u]nder this partnership model, [you] do not currently expect to be subject to money services business, money transmitter licensing, or other licensing or regulatory requirements specific to transactions relating to virtual currencies.” Please revise to clarify whether and to what extent you may be liable for your partners’ activities related to the digital asset-related products and services you offer through such regulated partners.

Response: The Company has revised the disclosure on page 56 of the Amended Registration Statement in response to the Staff’s comment.

Our Growth Strategy, page 172

2.	We note your disclosure on pages 172 and 173 that you will enable your customers to buy, sell and exchange Bitcoin and Ether through exchange and digital wallet services provided by one or more regulated partner(s). Please clarify how you will limit your customers to Bitcoin and Ether transactions as the transactions will occur through the exchange and wallet services provided by your partners.

Response: The Company has revised the disclosure on pages 175 and 176 of the Amended Registration Statement in response to the Staff’s comment.

3.	We note your disclosure on page 173 that you are evaluating whether to provide any digital asset-related products or services on your platform. Please revise to clarify if you are considering expanding the available rewards to digital assets other than Bitcoin and Ether.

Response: The Company has revised the disclosure on page 176 of the Amended Registration Statement in response to the Staff’s comment.

4.	Disclose whether you have signed any “partner” agreements related to the use of digital assets. If you have, disclose the material terms. Please file the agreements if material.

Response: The Company revised the disclosure on pages 175 and 176 of the Amended Registration Statement to disclose the material terms of its licensing and cooperation agreement with Zero Hash LLC and Zero Hash Liquidity Services LLC (the “Zero Hash Agreement”).

The Company respectfully advises the Staff on MoneyLion’s behalf that the Zero Hash Agreement does not fit within the definition of material contract under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K requires registrants to file “[e]very contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” The Company respectfully advises the Staff on MoneyLion’s behalf that the Zero Hash Agreement is not material to MoneyLion. MoneyLion entered into the Zero Hash Agreement in anticipation of making certain cryptocurrency-related products or services available to its customers sometime in the second half of 2021. MoneyLion has not yet begun offering these cryptocurrency-related products or services with Zero Hash and, as a result, MoneyLion today does not derive any of its revenues from its arrangement with Zero Hash. Further, while MoneyLion looks forward to partnering with Zero Hash to offer digital currency-related products and services in the near future, MoneyLion does not expect its partnership with Zero Hash to contribute a material portion of MoneyLion’s revenues for the foreseeable future. As a result, the Company respectfully submits on MoneyLion’s behalf that filing the Zero Hash Agreement as a material contract is not necessary for investors to form a more informed view of MoneyLion’s business as a whole.

United States Securities and Exchange Commission

June 29, 2021

Other Requirements, page 181

5.	We note that you “expect the initial digital currency product offerings to be limited to Bitcoin and Ether.” Please disclose what digital assets you may add to the platform, and when. As a separate matter, explain how you will determine whether any new digital assets you add to the platform are securities.

Response: The Company has revised the disclosure on page 176 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff on MoneyLion’s behalf that although MoneyLion is evaluating adding additional digital assets to the platform, it currently has no definitive plans or timeline for doing so. MoneyLion’s determination whether to add additional digital assets on its platform will be informed by customer demand, estimated costs, potential risks and regulatory requirements, among other factors.

The Company respectfully advises the Staff on behalf of MoneyLion that MoneyLion will perform a legal analysis under the U.S. federal securities laws for each cryptocurrency it considers for inclusion on its platform, which will take into account (i) U.S. federal securities laws, case law and other guidance (as further described below), (ii) available information and facts relating to the cryptocurrency (as further described below) and (iii) our technical understanding of digital asset technologies. The legal analysis relating to whether a cryptocurrency constitutes a “security” under the U.S. federal securities laws will be performed in close consultation with subject matter experts from functional areas of MoneyLion, such as operations, product, data, engineering and security, who can provide significant technical expertise, as well as external legal counsel.

With the exception of certain cryptocurrencies expressly designed to be “security tokens,” most cryptocurrencies were designed by developers to help enable a specific function or technical utility. Because these unique attributes generally distinguish cryptocurrencies from instruments commonly understood to be securities such as stocks and bonds, MoneyLion’s legal assessment under the U.S. federal securities laws primarily focuses on the potential for the cryptocurrencies to be deemed “investment contracts” for purposes of the U.S. federal securities laws. This assessment is done by referencing the U.S. federal securities laws, Supreme Court and other judicial decisions applying the definition of a security (e.g., Howey, Reves v. Ernst & Young (1990) (the assessment applied using the principles of this case, the “Howey test”)), the Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology (“FinHub Framework”) and factors articulated in public communications by representatives of the SEC, no-action letters and enforcement actions. The FinHub Framework identifies some of the factors that FinHub has indicated market participants should consider in assessing whether a crypto asset is offered or sold as an investment contract and, therefore, is a security (as well as some of the factors to be considered in determining whether and when a crypto asset may no longer be a security). The FinHub Framework notes that the factors are not intended to be exhaustive in evaluating whether a crypto asset is an investment contract or any other type of security, and no single factor is determinative. The FinHub Framework also notes that the stronger the presence of certain factors the more likely that aspects of the Howey test may be met. However, the FinHub Framework does not specifically assign a weighting to any of these factors.

United States Securities and Exchange Commission

June 29, 2021

Prior to including any additional cryptocurrency in MoneyLion’s platform, MoneyLion will assess available information and facts relating to the cryptocurrency, including, among other considerations: (i) detailed facts describing the history and creation of the crypto asset, including how the crypto asset was initially distributed or sold, including to what extent the cryptocurrency was promoted, (ii) technology of the cryptocurrency, such as the legitimacy of the cryptocurrency, core operating code contributions from the developers and/or third parties, the transparency of the code and type of blockchain, (iii) the market factors associated with the asset, such as the cryptocurrency’s market capitalization in comparison to the total cryptocurrency market capitalization and trading volume of the cryptocurrency, (iv) network structure and market mechanisms related to the cryptocurrency that impact the security of such cryptocurrency, (v) publicly available information about, and prepared by, the developers of the cryptocurrency, including whitepapers and websites, (vi) the circumstances and developer representations in connection with prior sales of the cryptocurrency, including, among other things, with respect to whether stringent security protocols exist, (vii) the extent to which the cryptocurrency is operable and (viii) the extent to which the cryptocurrency is decentralized versus having a centralized control person or persons.

MoneyLion recognizes that the methodology it will utilize in its analysis or other model industry or state-based frameworks or whitelists has not been endorsed by the SEC, the Staff or other regulatory authorities. In addition, MoneyLion also recognizes that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination by MoneyLion or state regulatory authorities does not guarantee any conclusion under the U.S. federal securities laws. However, MoneyLion believes the approach outlined above allows MoneyLion to more methodically apply and analyze facts consistently across different cryptocurrencies and across the same cryptocurrency over time. In addition, MoneyLion expects its risk assessment process to continuously evolve to take into account case law, facts and developments in technology as well as the cryptocurrency industry in general.

United States Securities and Exchange Commission

June 29, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MoneyLion

Key Performance Metrics Total Customers, page 190

6.	We note your response to prior comment 8 and the revised disclosure on page 190. Please also include the percentage of customers with funded accounts and those with active accounts for the quarters ended March 31, 2021 and March 31, 2020.

Response: The Company has revised the disclosure on page 192 of the Amended Registration Statement in response to the Staff’s comment.

Description of New MoneyLion Securities Exclusive Forum, page 223

7.	Refer to your response to comment 10. Your disclosure regarding the exclusive forum provision in the New MoneyLion Charter on pages 223 and 234 and in your risk factors section on pages 80 and 81 is inconsistent with Article 11 of the Fourth Amended and Restated Certificate of Incorporation in Annex B, which identifies “the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended as to which the Court of Chancery and the federal district court of the State of Delaware shall have concurrent jurisdiction.” Your disclosure on pages 223 and 234 and in your risk factors section on pages 80 and 81 states that for any action arising under the Securities Act the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware have concurrent jurisdiction, but the disclosure does not identify the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise for clarity and consistency. Because the Choice of Forum provision in the New MoneyLion Charter appears to differ from the provision in the Current Charter, tell us why you have not added a proposal allowing shareholders to vote for the proposed change, pursuant to Exchange Act Rule 14a-4(a)(3). If you believe this is not applicable to the facts here, please explain why.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 81, 225, 236, 237 and Annex B-5 of the Amended Registration Statement and has aligned the forum provision within the New MoneyLion Charter with the equivalent provision in the Company’s existing charter, as it was amended by Amendment No. 1 to the Merger Agreement. As a result of the Amendment and these revisions, the provisions between the Company’s and New MoneyLion’s charters are the same and, therefore, no shareholder proposal with respect to this item is necessary.

MoneyLion, Inc. Condensed Consolidated Financial Statements (Unaudited) Consolidated Balance Sheet, page F-44

United States Securities and Exchange Commission

June 29, 2021

8.	Please revise to disclose carrying amount and classifications of VIE assets and liabilities on the face of the balance sheet, consistent with your annual financial statement presentation and with ASC 810-10-45-25.

Response: The Company has revised the disclosure on page F-44 of the Amended Registration Statement in response to the Staff’s comment.

MoneyLion, Inc. Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation (as Restated) Basis of Presentation, page F-63

9.	We note your response to prior comment 12 and related disclosures on page F-63. Please expand your disclosures, in both the annual and interim financial statements, to quantify the gross dollar amount of redemption requests received in each period as well as the dollar amounts of requests received but still unpaid as of each balance sheet date. In addition, given the redemption rights of the IIA investors to receive all or a portion of their capital account, provide us with your accounting analysis, including references to authoritative GAAP literature, explaining your consideration of debt versus equity presentation of those redeemable IIA capital accounts.

Response: The Company has revised the disclosure on page F-65 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff on MoneyLion’s behalf that as of each balance sheet date, the dollar amounts of requests received but still unpaid were $1.5 million and $0.6 million as of December 31, 2020 and 2019, respectively, and $0 as of March 31, 2021, and are therefore immaterial to the consolidated financial statements.

With respect to the accounting treatment of the IIA capital accounts given the IIA investors’ redemption rights, pursuant to ASC 480, financial instruments need to be classified as liabilities if any of the following three conditions are met:

1.	Mandatorily redeemable shares (ASC 480-10-25-4) – IIA investors are not obligated to exercise their right to redemption upon the redemption date. As such, the redeemable IIA capital accounts are not mandatorily redeemable;

2.	Instruments other than an outstanding share (ASC 480-10-25-8) – IIA investors capital is considered outstanding, therefore, this condition is not met; and

3.	Instruments that embody a conditional obligation, or shares that embody an unconditional obligation, to issue a variable number of the issuer’s equity shares and at inception, the monetary value of the obligation is based solely or predominantly on (ASC 480-10-25-14):

i.	A fixed value known at inception (e.g., an obligation to deliver shares with a fair value at settlement equal to $1,000);

United States Securities and Exchange Commission

June 29, 2021

ii.	Variations in something other than the fair value of the issuer’s equity shares (e.g., an obligation to deliver shares with a fair value at settlement equal to the value of one ounce of gold); and

iii.	Variations that move in the opposite direction to changes in fair value of the issuer’s shares (e.g., net share settled written put options).

The capital held by IIA investors is only redeemable upon notification of redemption 120 days prior to the redemption date and only if the IIA investor chooses to exercise its redemption option. As such, any obligation on the part of MoneyLion is considered contingent on these events. Additionally, MoneyLion’s subsidiary ML Capital III LLC, as the managing member of the fund, has the contractual right to suspend redemptions if MoneyLion determines such suspension is in the best interest of the IIA. Therefore, MoneyLion has the right to not only delay redemptions but suspend them entirely and the third condition is not met.

Since none of the conditions above are met, GAAP guidance states that the instrument is not required to be classified as a liability pursuant to ASC 480. Therefore, MoneyLion considers the IIA capital accounts to be classified as equity.

Additionally, Rule 5-02.28 of Regulation S-X, promulgated by ASR No. 268 and ASC 480-10-S99-3A, requires securities of SEC registrants that are redeemable for cash or other assets to be classified within temporary equity (outside of permanent equity) if they are redeemable:

1.	At a fixed or determinable price on a fixed or determinable date,

2.	At the option of the holder, or

3.	Upon the occurrence of an event that is not solely within the control of the issuer

Although the IIA investors have the right to redemption for cash on a determinable date, MoneyLion’s subsidiary ML Capital III LLC, as the managing member of IIA, has the contractual right to not only delay redemption requests but suspend them entirely. This right provides MoneyLion with the ability to control the circumstances in which the IIA investors may exercise their right to redemption at any time and suspend those rights entirely at their own discretion. As a result, the IIA capital accounts should be included within permanent equity on MoneyLion’s consolidated balance sheet.

4. Receivables, Allowance for Losses on Receivables and Credit Quality Information, page F-75

10.	We note your response to comment 15 with example journal entries indicating that the membership receivable is directly charged off at day 90 delinquency. However, your disclosure on page F-68 states that membership subscription receivables are charged off when the account is 30 days or more past due. Please reconcile these statements or clarify your disclosures accordingly.

Response: The Company has revised the disclosure on page F-70 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

June 29, 2021

11.	We note your response to prior comment 15. Please address the items below.

●	It appears that you are using a direct write-off method for membership receivables. Provide us with your accounting analysis supporting your approach under GAAP, including references to authoritative GAAP literature.

●	Clarify for us whether you use a similar methodology for your other classes receivables. To the extent that you are using different methods for separate classes of receivables, explain why it is appropriate to apply a direct charge-off policy for one class of receivables and an allowance policy for another class of receivables.

●	We note your disclosure on page F-69 that your policy is to suspend recognition of subscription revenue when the last scheduled subscription payment is 30 days past due or when, in the Company’s estimation, the collectability of the account is uncertain. Tell us whether any journal entries are recorded between day 30 and day 90, at which point you appear to record a charge-off via the provision. If journal entries are recorded, provide a sample of such entries.

●	We note the components of the provision, charge-offs and recoveries included in the allowance for loan losses for all receivables on page F-75. Revise to disaggregate and quantify the amount of the provision, charge-offs and recoveries for each receivable product (e.g., finance receivables, membership receivables, etc.) for all periods presented in the filing.

Response: The Company respectfully advises the Staff on behalf of MoneyLion that in response to the first bullet, MoneyLion suspends recognition of subscription revenue when the last scheduled subscription payment is 30 days past due and the corresponding membership receivable is charged off when the account is 90 days or more past due on a contractual basis, and therefore the impact of an allowance provision in accordance with authoritative GAAP literature would be immaterial to the consolidated financial statements of MoneyLion, as the balance of membership receivables represent 2.7% and 1.3% of gross receivables as of December 31, 2020 and 2019, respectively.

In response to the second bullet, MoneyLion uses a similar methodology for accrued interest receivables due to the fact that MoneyLion suspends recognition of interest income on finance receivables when the account is 60 days past due, and therefore the impact of an allowance provision in accordance with authoritative GAAP literature would be immaterial to the consolidated financial statements (5.1% and 1.8% of gross receivables as of December 31, 2020 and 2019, respectively). MoneyLion maintains an allowance policy for finance receivables related to potential principal losses on loan and advance products, given the materiality of these receivables and related charge-offs to our consolidated financial statements (91.2% and 95.7% of gross receivables as of December 31, 2020 and 2019, respectively).

United States Securities and Exchange Commission

June 29, 2021

In response to the third bullet, the Company advises the Staff on behalf of MoneyLion that there are no journal entries recorded between day 30, when revenue recognition is suspended, and day 90, when the account is charged off.

The Company has revised the disclosure on pages F-51 and F-52 and pages F-77 and F-78 of the Amended Registration Statement in response to the fourth bullet within the Staff’s comment.

12.	We note your response to prior comment 16 and related revisions on page F-75. Please revise to address the items below.

●	Clarify what “membership offered to individuals” is, which appears to be included in the “Finance receivables” line item, and differentiate this from what is in the “Membership receivables” line.

●	Provide a tabular breakout quantifying the components of the “Finance receivables” line item.

Response: The Company has revised the disclosure on page F-51 and page F-77 of the Amended Registration Statement to remove the reference to “membership offered to individuals” and include a tabular breakout quantifying components of the “Finance receivables” in response to the Staff’s comment.

13.	We note your response to prior comment 17. Please address the items below.

●	Revise your footnotes for the quarterly period ended March 31, 2021 to include a ratio of net charge-offs as a percentage of average financing receivable balance, delinquency detail for each product and a rollforward for your allowance for loan losses.

●	Tell us whether you have general and specific components to your allowance.

●	Tell us and revise your disclosures to provide a thorough analysis supporting the reasonableness of the provision and the ending allowance balance for the annual and quarterly periods presented. For example, provide a detailed discussion of the various components and composition of the finance receivables, aging, ratios, charge- off rates and other assumptions used in your determination of the allowance.

Response: The Company has revised the disclosure on pages F-51 and F-52 and on pages F-75 through F-80 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

June 29, 2021

9. Variable Interest Entities, page F-79

14.	We note your response to prior comment 18 and the revised allowance amount at December 31, 2019 on page F-79. Please tell us why the amount changed compared to the prior amendment. In addition, tell us and revise your disclosures to provide greater clarity into the nature and quantify the amount of the adjusting entries recognized during consolidation referenced in your response. As part of your response, provide us with reference to authoritative literature in GAAP to support your treatment and changes to amounts, where applicable.

Response: The Company respectfully advises the Staff on behalf of MoneyLion that during fiscal year ended December 31, 2019, the allowance for losses on receivables was recorded at a flat percentage in the local ledger of the VIEs, as opposed to the percentage assessed by MoneyLion management on a consolidated basis. This variance resulted in an allowance for losses on receivables for the finance receivables held at the VIEs of $7.3 million in the local ledger compared to an allowance for losses on receivables for the finance receivables held at the VIEs of $6.4 million utilizing the percentage assessed by MoneyLion management. Upon consolidation of the VIEs the allowance for losses on receivables in the local ledger is eliminated and replaced by the allowance for losses on receivables as determined by MoneyLion management. Therefore, management changed the disclosure to appropriately reflect the allowance for losses on receivables as determined by management and as reflected in the consolidated financial statements.

The change to amounts does not relate to a change in interpretation of authoritative literature in GAAP in determining the allowance for losses on receivables, instead it relates to MoneyLion management’s precise assessment of the appropriate allowance at period end. Subsequent to fiscal year ended December 31, 2019, the allowance for losses on receivables in the local ledger of the VIEs was recorded utilizing the same percentages as assessed by MoneyLion management on a consolidated basis. Management’s process for determining the Allowance for Losses on Receivables is further disclosed on pages F-70 and F-77.

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United States Securities and Exchange Commission

June 29, 2021

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	John James, Fusion Acquisition Corp.